Exhibit 4.6

OPTION AGREEMENT

This OPTION AGREEMENT (this “Agreement”) is entered into as of this 1st day of March, 2010 and effective as of October 29, 2009 by and between OPTIBASE REAL ESTATE EUROPE SARL., a company organized under the laws of Luxembourg ("Optibase Europe")  OPTIBASE RE 1 SARL, a company organized under the laws of Luxembourg (the “Company”) and CHESSELL HOLDINGS LIMITED, a company organized under the laws of Cyprus having its principal place of business at Agias Elenis, 36, GALAXIAS TOWER, 4th Floor, Flat/Office 401, P.C. 1061, Lefkosia, Cyprus (the “Investor”).

R E C I T A L S

WHEREAS, the Investor via Mr. Eyal Gross assisted the Company with the acquisition of the property located at Riedmattstrasse 9, Rumlang, Switzerland (the “Property”);

WHEREAS, the Company has agreed to grant the Investor an option to acquire certain ownership interests in the Company, in consideration for the aggregate total amount of CHF 315,000 (Three Hundred and Fifteen Thousand Swiss Franks) (the “Option Initial Price”), pursuant to the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, accepted and agreed to, the Company and the Investor, intending to be legally bound, agree to the terms set forth below.

1.           INVESTOR OPTION

1.1.   Option.

1.1.1.                      In full compensation for the Option Initial Price, which has been incurred as of the date of this Agreement and which shall be paid upon exercise of the Option, and subject to receipt by the Company of all consents, approvals, resolutions or actions required to be taken under applicable law, the Company grants the Investor an exclusive option to cause the Company to issue to the Investor twenty percent (20%) of the outstanding and issued share capital of  the Company calculated as of the date of the exercise of the option (the "Option Shares" and the “Option”).

1.2.            Option Purchase Price.  The exercise of the Option shall be subject to delivery by the Investor to the Company of the Purchase Price (as defined below) in cash and the satisfaction by the Investor of any and all applicable tax requirements.  In addition, upon exercise of the Option, the Investor shall pay the Initial Option Price. In the event that the Purchase Price is a negative number, then, upon exercise of the Option, the Investor shall be entitled to a credit against the Option Initial Price equal to the difference between zero and the Purchase Price, up to an amount of CHF 315,000.  Other than the aforementioned credit against the Option Initial Price, in no event shall the Company be obligated to pay the Investor as a result of the Investor exercising the Option.

1.3.           Option Term.  The Option may only be exercised during the period commencing as of the date hereof and for a period of eight (8) years thereafter (the “Term”).  The Option may only be exercised in full may not be partially exercised by the Investor.

1.4.           Definitions.  For the purpose of this Section 1, the terms below shall be defined as follows:

1.4.1.	"Purchase Price" means twenty percent (20%) multiplied by the Investment Amount (as defined below), calculated as of the date that the Option is exercised.

1.4.2.	“Investment Amount” means (A) the Transaction Costs (as defined below) plus the Transaction Cost Adjustment; less (B) the Shareholder Proceeds.

1.4.3.
 The "Transaction Cost Adjustment" means ten percent of (x) the Transaction Costs less (y) any cash amounts distributed or deemed to be distributed as dividends; all as calculated on December 31st of each year.

1.4.4.	“Transaction Costs” means the sum of (A) CHF 4,700,000 (four million and seven hundred thousand Swiss Franks); plus (B) the Expenses.

1.4.5.
“Expenses” means any of the following expenses that have been incurred by Optibase Ltd., Optibase Europe, or the Company as of the date when the option is exercised, as reasonably determined by the Company:

a.	all legal and accounting fees incurred and paid in connection with the Transaction;

b.	all other costs and expenses reasonably incurred in connection with the Transaction;

1.4.6.	“Shareholder Proceeds” means all proceeds distributed by the Company to Optibase Europe as of the date that the Option is exercised, including without limitation:

c.	any amount actually distributed to Optibase Europe SARL as a dividend (subject to applicable law) from the net cash flows of the Company; and

d.
any amount of any proceeds that are actually distributed to Optibase Europe  from: (i) a sale of all or part of the Property, or (ii) a refinancing of the existing mortgage loan on the Property or (iii) a sale of substantially all of the assets of the Company.

For Example:  If the Investor decides to exercise the Option on the second anniversary of this Agreement; and the Transaction Costs equal to CHF 4,700,000 (i.e. assuming that no Expenses have been incurred), and the Shareholder Proceeds equal CHF 1,000,000 in each year, then on the second anniversary of this Agreement, the Purchase Price will be equal to:

Purchase Price = 20% * [CHF 4,700,000 + (CHF 4,700,000 * 10%) –CHF 1,000,000 + (CHF 4,170,000 * 10%) – CHF 1,000,000] = CHF 717,400

1.5.           The Investor undertakes to execute any and all documents, including an option agreement (if and where applicable), as may be required by the Company, Optibase Ltd. or Optibase Europe in connection with the Option, and the grant of the Option shall be subject to the Investor's fulfillment of the aforesaid undertaking, provided, that any of the said documents shall not materially change (subject to applicable law) any of the parties' rights or undertakings as indicated in this Agreement.

1.6.           By signing this Agreement, the Investor hereby gives an irrevocable proxy to the Optibase Europe (or any other person designated by the Board of Directors of Optibase Europe), to vote any shares that may be issued to the Investor following the exercise of the Option. If necessary, the Investor undertakes to execute a proxy form, upon exercise of the Option, in the form to be provided by the Optibase Europe.

1.7.           In addition, for the removal of doubt, the shares that may be issued by the exercise of the Option shall not include any voting or veto rights with respect to the Company.

1.8.           The Investor shall not have any rights as a shareholder with respect to the Option (including, without limitation, any rights to receive dividends or non-cash distributions), until such time as the Option is exercised into shares and registered in the Investor's name in the Company’s register of shareholders. Except as provided in this Agreement, no adjustment shall be made for dividends or other rights for which the record date is prior to the date that such shares are registered in the Company’s register of shareholders.

1.9.           The Option is personal and no rights granted hereunder may be transferred, assigned, pledged or hypothecated in any way (whether by operation of law or otherwise) other than as set forth specifically in this Agreement. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of the Option or of such rights contrary to the provisions hereof, or upon the levy of any attachment or similar process upon the Option or such rights, the Option and such rights shall, at the election of the Company, shall become null and void.

1.10.           To the extent the Option is not exercised by the Investor during the Term, then the Option Initial Price shall be reduced to CHF 1 and shall be paid upon the expiration of the Term.

1.11.           Drag Along Right.

1.11.1.                In the event of a Sale Transaction (as defined below), and subject to the exercise of the Option by the Investor, the Investor shall, upon the written request of Optibase Europe (i) exercise the Option and pay the Purchase Price (to the extent that the Option was not already exercised) or, at the Investor's discretion, waive all rights to the Option by delivering a written waiver in a form satisfactory to the Company; and  (ii) sell, transfer and deliver, or cause to be sold, transferred and delivered, to the Buyer (as defined below) all of its shares in the Company on the same terms that apply to the Optibase Europe and all other selling shareholders, and/or (ii) execute and deliver such instruments of conveyance and transfer and take such other action, including voting such shares in favor of any Sale Transaction proposed by the Optibase Europe or the Company and executing any purchase agreements, indemnity agreements, escrow agreements or related documents, as the Company, Optibase Europe, and the Buyer execute that are reasonably required in order to carry out the terms and provisions of this Section 1.11.

1.11.2.                Not less than thirty (30) days prior to the date proposed for the closing of any Sale Transaction, the Company or Optibase Europe shall give notice to the Investor setting forth in reasonable detail the name or names of the Buyer, the terms and conditions of the Sale Transaction, including the purchase price, and the proposed closing date.

1.11.3.                In furtherance of the provisions of this Section 1.11, the Investor (i) irrevocably appoints the designee of Optibase Europe as its agent and attorney-in-fact (the “Agent”) (with full power of substitution) to execute all agreements, instruments and certificates and take all actions necessary or desirable to effectuate any sale in accordance with the provisions of this Section 1.11;  and (ii) grants to the Agent a proxy to vote all shares held by the Investor, whether now or in the future, in favor of any Sale Transaction hereunder in compliance with the provisions of this Section 1.11

1.11.4.               “Sale Transaction” means a transaction with a third party (the “Buyer”) in which (i) Optibase Europe  as the case may be, has determined to (a) sell all of its shares, in the Company to the Buyer, (b) sell or otherwise dispose all or substantially all of the assets of the Company, or (c) to cause the Company to effect a merger or (ii) a transaction in which involves a change of the beneficial ownership or control of Optibase  Europe or Optibase Ltd.

1.12.	Right of First Refusal.

1.12.1.                If at any time the Investor receives a bona fide offer to purchase all or part of the Option Shares (following the exercise of the Option), the Investor shall give the Company notice of its receipt of an offer to purchase the Option Shares describing the terms of such offer (the “Offer Notice”).  The Company shall have a period of sixty (60) days from the date of receipt of the Offer Notice to elect to exercise its Right of First Refusal by delivering written notice to the Investor of its election to do so (the “Election Notice”).

1.12.2.                If the Company delivers an Election Notice, the Company shall repurchase the Option Shares from the Investor on the terms set forth in the Offer Notice within ninety (90) days from the date of the Offer Notice.

1.12.3.                If the Company fails to deliver the Election Notice within sixty (60) days of receipt of the Offer Notice then its Right of First Refusal shall terminate. Thereafter, the Investor shall be permitted to sell the Project free of the Right of First Refusal.

1.13.             Tag Along Right.

1.13.1.              If Optibase Europe  wishes to sell shares of the Company reflecting at least 50% of the issued and outstanding share capital of the Company (the “Offered Shares”) to a third party purchaser (a “Purchaser”), Optibase Europe shall first notify the Investor of the terms of the proposed sale (a "Tag Along Notice").

1.13.2.              Upon receipt of the Tag Along Notice, the Investor may notify Optibase Europe within ten (10) days (the “Tag Along Period”) that the Investor intends to participate in Optibase Europe's 's sale of the Offered Shares (the “Participating Notice”).

1.13.3.              If the Investor delivered a Participating Notice during the Tag Along Period, (i) the Investor shall sell to the Purchaser a number of shares equal to the number of shares owned by the Investor in the Company multiplied by the Pro Rata Percentage (hereinafter defined) and (ii) the Optibase Europe  will be entitled to sell to the Purchaser, a number of shares equal to the Offered Shares multiplied by the Pro Rata Percentage.

     1.13.3.1.                  "Pro Rata Percentage" means the percentage calculated by dividing the Offered Shares by the total number of shares in the Company.

1.13.4.              If the Investor does not deliver a Participating Notice during the Tag Along Period, Optibase Europe shall be permitted to proceed with the sale of the Offered Shares to the Purchaser.

1.13.5.              Prior to the exercise of the Option the Optibase Europe shall not be obligated to deliver a Tag Along Notice and the Investor shall not be entitled to participate in a sale of the Offered Shares. In addition, if the Optibase Europe exercises its Drag Along Right (Section 1.11), this Section 1.13 shall not apply to such sale.

1.14.           Total Consideration. Other than the Option, the Investor shall have no lawful right or claim to any compensation, fee or other consideration for services performed in connection with, or relating to, the Transaction. The Option shall constitute the total compensation due to the Investor under this Agreement and the Investor acknowledges that it shall not be entitled to any other form of compensation, commission, fee, bonus, reimbursement or any other form of payment for the Transaction and the Investor irrevocable waives and forever releases the Company, Optibase Ltd. and/or Optibase Europe and their respective officers, directors and affiliates from any claim or demand for any further alleged compensation.

1.15.           Taxes. The Investor shall pay any and all taxes, duties, fees and/or other impositions that may be levied pursuant to applicable law upon the Investor with regard to the provision of the services under this Agreement, including, but not limited to, Value Added Tax and Income Tax, and the amounts of the aforesaid payments shall be deemed to have been included in the Option. In the event that pursuant to any law or regulation, tax is required to be withheld at source from any payment made to the Investor, the Company shall withhold said tax at the rate determined by said law or regulation.

2.             THE NATURE OF THE CONTRACTUAL RELATIONSHIP.

The Investor and Mr. Eyal Gross shall at all times act as an independent third party, and shall not be, and/or claim to be, an employee of the Company.  The Investor and Mr. Eyal Gross warrant that it/he is aware that this Agreement is only an agreement for investment herein, and does not create employer-employee relations between it/him and the Company and does not confer upon him any rights, except for those set forth herein explicitly.

3.              MISCELLANEOUS.

3.1.           Ownership of Investor.  If the Investor is not an individual, the Investor represents and undertakes that at least 70% of the beneficial ownership of the Investor and the control of the Investor is and will be owned and controlled by Mr. Eyal Gross.  Notwithstanding the foregoing, the Investor shall be permitted to reduce the ownership and control of Mr. Eyal Gross to a minimum of 51% provided that Optibase Europe and Optibase Ltd. have delivered their written consent to the Investor.

3.2.           Waiver. Any waiver by the Company of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach of the same or any other provision hereof.  All waivers by the Company shall be in writing.

3.3.           Severability; Reformation. In case any one or more of the provisions (or parts of a provision) contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision (or part of a provision) of this Agreement; and this Agreement shall, to the fullest extent lawful, be reformed and construed as if such invalid or illegal or unenforceable provision (or part of a provision), had never been contained herein, and such provision (or part of the provision) reformed so that it would be valid, legal and enforceable to the maximum extent possible. Without limiting the foregoing, if any provision (or part of provision) contained in this Agreement shall for any reason be held to be excessively broad as to duration, activity or subject, it shall be construed by limiting and reducing it, so as to be enforceable to the fullest extent compatible with then existing applicable law.

3.4.           Assignment. The Investor shall not have the right to assign his rights or obligations under this Agreement without the prior written consent of the Company, Optibase Europe and Optibase Ltd., except to a Permitted Transferee. “Permitted Transferee” means a sale, transfer, assignment or other disposition of the Investor's rights or obligations under this Agreement to the spouse, child, parent, sibling or descendants of Mr. Eyal Gross, or to any entity that is wholly owned and controlled by Mr. Eyal Gross; provided, however, that such transferee will take upon itself by written consent all the obligations of the Investor pursuant to this Agreement. This Agreement shall be binding upon and inure to the benefit of the Investor's heirs and legal representatives.  If the Investor is not an individual, a transfer of the beneficial interest or control of the Investor to a person other than a Permitted Transferee shall be prohibited except with the written consent of the Company, Optibase Europe and Optibase Ltd. pursuant to Section 3.1 above. In the event of a prohibited transfer, the Investor’s rights under this Agreement shall immediately terminate and become null and void, without any further action.

3.5.           Headings; Interpretation. Headings and subheadings are for convenience only and shall not be deemed to be a part of this Agreement. The preamble, exhibits and schedules to this Agreement constitute an integral part hereof. Words in the singular shall include the plural and vice versa; words in the masculine shall include the feminine and vice versa; and reference to a person shall also include corporate bodies and other legal entities.

3.6.           Amendments.  This Agreement may be amended or modified, in whole or in part, only by an instrument in writing signed by all parties hereto.

3.7.           Notices. Any notices or other communications required hereunder shall be in writing and shall be deemed given when delivered in person or when mailed, by certified or registered first class mail, postage prepaid, return receipt requested, addressed to the parties at their addresses specified in the preamble to this Agreement or to such other addresses of which a party shall have notified the others in accordance with the provisions of this Section 3.7, and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b), if sent by electronic mail or facsimile (with electronic confirmation of receipt) on the recipient’s next business day, (c) three (3) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

3.8.           Governing Law. This Agreement shall be governed by the laws of the State Israel without reference to principles and laws relating to the conflict of laws. The competent courts of the District of Tel Aviv shall have exclusive jurisdiction over any matter in connection with this Agreement.

3.9.           Entire Agreement. This Agreement supersedes all prior agreements, written or oral, between the parties hereto relating to the subject matter of this Agreement.

3.10.          Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall constitute an original and all of which shall be deemed a single agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered on and as of the Effective Date.

COMPANY		INVESTOR
OPTIBASE RE 1 SARL		CHESSELL HOLDINGS LIMITED

By:	/s/ Tom Wyler /s/ Amir Philips	By:	/s/ David Pavoncelo
Name:	Tom Wyler Amir Philips	Name:	David Pavoncelo
Title:	Authorized signers	Title:	1/3/10

OPTIBASE EUROPE
OPTIBASE REAL ESTATE EUROPE SARL		By:	/s/ Eyal Gross
		Name:	Eyal Gross
By:	/s/ Tom Wyler /s/ Amir Philips
Name	Tom Wyler Amir Philips
Title	Authorized signers

[Signature Page- Option Agreement - Optibase/Chessell Holdings Limited - Project Rumlang]